CORPORATE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEB 2023 TRAFFIC GROWS 22%
TO 10.6M GUESTS

Ryanair Holdings plc today (Thurs, 2 Mar) released Feb 2023 traffic stats as follows:

	Feb 22	Feb 23	Change
Guests	8.7m*	10.6m	+22%
L. Fact	86%	92%	+6%
    *Feb 2022 traffic affected by Omicron travel restrictions & Ukraine invasion.
    Ryanair operated over 60,400 flights in Feb 2023.

                                                                    ROLLING 12 MONTH

	Feb 23	Change
Guests	167.2m	+93%
L. Fact	93%	+12%

ENDS

For further info
please contact:                           Press Office                            Piaras Kelly
                                         Ryanair                                   Edelman Ireland
                                         Tel: +353-1-9451799             Tel: +353-1-6789333
                                         press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 March, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary